AUDITORS’ REPORT
To the Directors of Domtar Inc.
We have audited the consolidated balance sheets of Domtar Inc. as of December 31, 2005 and December 31, 2004, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2005, filed under
Form 6-K on December 15, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Domtar Inc. at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Canada.
Chartered Accountants
Montréal, Quebec
February 22, 2006 (except for Note 26, dated December 15, 2006)
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.